Exhibit 99.3

Addex Reports 2022 Half Year and Second Quarter Financial Results and Provides Corporate Update

•	CHF8.8M ($9.3M) of cash and cash equivalents at June 30, 2022
•	CHF4.6M equity financing in July extends cash runway into Q2 2023.
•	Janssen led ADX71149 Phase 2 study in epilepsy expected to report data in Q1 2023

Ad Hoc Announcement Pursuant to Art. 53 LR

Geneva, Switzerland, August 18, 2022 - Addex Therapeutics (SIX and Nasdaq: ADXN), a clinical-stage pharmaceutical company pioneering allosteric modulation-based drug discovery and development, today reported its half-year and second quarter financial results for the periods ended June 30, 2022 and provided a corporate update.

“The recent financing from Armistice Capital and the extension of our strategic collaboration with Indivior have set us on a solid path to execute on our strategic priorities, including pursuing additional collaborations across our portfolio,” said Tim Dyer, CEO of Addex. “In addition, we are looking forward to the data read-out from the ADX71149 epilepsy Phase 2 study in Q1 2023 and continue to evaluate the path forward for dipraglurant in a number of interesting disease areas in parallel to discussions with potential strategic partners.”

H2 2022 Operating Highlights:

•	ADX71149 epilepsy Phase 2 study on track to report data in Q1 2023
•	Terminated dipraglurant Phase 2b/3 study in dyskinesia associated with Parkinson’s disease
•	Reported results from dipraglurant Phase 2 study in blepharospasm patients
•	GABAB PAM strategic partnership with Indivior for substance use disorders extended – multiple drug candidates in late stages of clinical candidate selection phase
•	GABAB PAM CMT1A, chronic cough and pain program profiling multiple drug candidates
•	mGlu7 NAM stress related disorders program delivers IND enabling study ready drug candidate
•	mGlu2 NAM mild neurocognitive disorders program enters clinical candidate selection phase
•	M4 PAM schizophrenia and other psychosis program progressing well through lead optimization
•	CHF 4.6M equity financing in July increases cash reserves to CHF12.0M ($12.6M) at July 31, 2022

Key Financial Data for the Second Quarter and the First Half of 2022:

CHF’ thousands	Q2 22	Q2 21	Change	H1 22	H1 21	Change
Income	186	1,072	(886)	430	1,994	(1,564)
R&D expenses	(5,747)	(3,732)	(2,015)	(9,512)	(6,480)	(3,032)
G&A expenses	(1,531)	(1,847)	316	(3,773)	(3,169)	(604)
Total operating loss	(7,092)	(4,507)	(2,585)	(12,855)	(7,655)	(5,200)
Finance result, net	(129)	(183)	54	(190)	325	(515)
Net loss for the period	(7,221)	(4,690)	(2,531)	(13,045)	(7,330)	(5,715)
Basic and diluted net loss per share	(0.19)	(0.14)	(0.05)	(0.34)	(0.22)	(0.12)
Net increase / (decrease) in cash and cash equivalents	(6,075)	(7,112)	1,037	(11,672)	(587)	(11,085)
Cash and cash equivalents as of June 30	8,813	18,108	(9,295)	8,813	18,108	(9,295)
Shareholders’ equity as of June 30	6,862	16,423	(9,561)	6,862	16,423	(9,561)

Financial Summary:

Income is primarily from our funded research collaboration with Indivior. During the first half of 2022, income decreased by CHF 1.6 million to CHF 0.4 million compared to CHF 2.0 million in the first half of 2021. During the second quarter of 2022, income decreased by CHF 0.9 million to CHF 0.2 million compared to CHF 1.1 million in the second quarter of 2021. The decrease in income from Indivior is a reflection of the positive progression of the collaboration into late stages of clinical candidate selection and the transfer of R&D activities to Indivior and their direct outsourced R&D suppliers.

R&D expenses increased by CHF 3.0 million to CHF 9.5 million in the first half of 2022 compared to CHF 6.5 million in the first half of 2021 and by CHF 2.0 million to CHF 5.7 million in the second quarter of 2022 compared to CHF 3.7 million in the second quarter of 2021. The increase in R&D expenses is primarily related to dipraglurant clinical development activities and to a lesser extent R&D costs related to our preclinical portfolio.

G&A expenses increased by CHF 0.6 million to CHF 3.8 million in the first half of 2022 compared to CHF 3.2 million in the first half of 2021, primarily due to increased share-based compensation cost. During the second quarter of 2022, G&A expenses decreased by CHF 0.3 million to CHF 1.5 million compared to CHF 1.8 million in the second quarter of 2021, mainly due to reduced professional fees which were abnormally high in the second quarter of 2021 due to the setting-up of our US shelf registration and “at-the-market” (ATM) ADS equity sale program.

Our net loss increased by CHF 5.7 million to CHF 13.0 million in the first half of 2022 compared CHF 7.3 million in the first half of 2021 and by CHF 2.5 million to CHF 7.2 million in the second quarter of 2022 compared to CHF 4.7 million in the second quarter of 2021. The increase in our net loss was primarily due to increased R&D expenses combined with reduced income.

Basic and diluted loss per share increased to CHF 0.34 for the first half of 2022, compared to CHF 0.22 for the first half of 2021. For the second quarter of 2022, the basic and diluted loss per share increased to CHF 0.19 compared to CHF 0.14 for the second quarter of 2021.

Cash and cash equivalents amounted to CHF 8.8 million as of June 30, 2022 compared to CHF 18.1 million as of June 30, 2021. The decrease of CHF 9.3 million is primarily due to the cash used in operating activities partially offset by the net proceeds from the equity financing executed on December 16, 2021 and to a lesser extent research funding from Indivior. In July 2022, CHF 4.6 million of additional funds were received through the equity financing with Armistice Capital and the sale of treasury shares resulting in an increased cash balance of CHF 12.0 million at July 31, 2022.

2022 Condensed Consolidated Interim Financial Statements:

The half year 2022 financial report can be found on the Company’s website in the investor/download section here.

Conference Call Details:

A conference call will be held today, August 18, 2022, at 16:00 CEST (15:00 BST / 10:00 EDT / 07:00 PDT) to review the financial results. Tim Dyer, Chief Executive Officer, Roger Mills, Chief Medical Officer and Robert Lütjens, Head of Discovery Biology will deliver a brief presentation followed by a Q&A session.

Joining the Conference Call:

1.	Participants are required to register in advance of the conference using the link provided below. Upon registering, each participant will be provided with Participant Dial-in numbers, and a unique Personal PIN.

2.	In the 10 minutes prior to the call start time, participants will need to use the conference access information provided in the e-mail received at the point of registering. Participants may also use the call me feature instead of dialing the nearest dial in number.

Online Registration: https://register.vevent.com/register/BI0c829f89b6bb40bbb763bb1cafbe354f

Webcast URL:

https://edge.media-server.com/mmc/p/zsqnsj8w

About Addex Therapeutics:

Addex Therapeutics is a clinical-stage pharmaceutical company focused on the development and commercialization of an emerging class of novel orally available, small molecule drugs known as allosteric modulators for neurological disorders. Allosteric modulators offer several potential advantages over conventional, non-allosteric molecules and may offer an improved therapeutic approach to conventional "orthosteric" small molecule or biological drugs. Addex's allosteric modulator drug discovery platform targets receptors and other proteins that are recognized as essential for therapeutic intervention. Addex's lead drug candidate, ADX71149 (mGlu2 positive allosteric modulator or PAM), developed in collaboration with Janssen Pharmaceuticals, Inc., is in a Phase 2a proof of concept clinical trial for the treatment of epilepsy. Addex's second clinical program, dipraglurant (mGlu5 negative allosteric modulator or NAM), is under evaluation for future development in a range of indications. Indivior PLC has licensed Addex’s GABAB PAM program for the development of drug candidates, with a focus on substance use disorder. Addex is also advancing a broad preclinical pipeline, which includes development of a range of GABAB PAMs for CMT1A, chronic cough and several types of pain, mGlu7 NAM for stress related disorders, mGlu2 NAM for mild neurocognitive disorders and depression, M4 PAM for schizophrenia and other forms of psychosis, as well as mGlu4 PAM and mGlu3 PAM. Addex shares are listed on the SIX Swiss Exchange and American Depositary Shares representing its shares are listed on the NASDAQ Capital Market, and trade under the ticker symbol "ADXN" on each exchange.

Press Contacts:

Tim Dyer Chief Executive Officer Telephone: +41 22 884 15 55 PR@addextherapeutics.com	Mike Sinclair Partner, Halsin Partners +44 (0)7968 022075 msinclair@halsin.com

Forward Looking Statements:

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended, including the ability to discover molecules as part of the Indivior collaboration, the progress of clinical trials and preclinical studies, including the timing of data read-outs from the ADX71149 epilepsy study, and our intended strategic direction. The words “may,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “target” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Any forward-looking statements in this press release, such as receipt of ongoing research payments and timing of the collaboration conclusion, are based on management's current expectations and beliefs and are subject to a number of risks, uncertainties and important factors that may cause actual events or results to differ materially from those expressed or implied by any forward-looking statements contained in this press release, including, without limitation, uncertainties related to market conditions. These and other risks and uncertainties are described in greater detail in the section entitled “Risk Factors” in Addex Therapeutics’ Annual Report on Form 20-F for the year ended December 31, 2021, as filed with the SEC on March 10, 2022, the prospectus supplement and accompanying prospectus and other filings that Addex Therapeutics may make with the SEC in the future. Any forward-looking statements contained in this press release represent Addex Therapeutics’ views only as of the date hereof and should not be relied upon as representing its views as of any subsequent date. Addex Therapeutics explicitly disclaims any obligation to update any forward-looking statements.